February 20, 2015
Via Federal Express
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Larry Spirgel, Assistant Director

Re:	Orbitial Tracking Corp.
Amendment No. 2 to Current Report on Form 8-K
Filed February 10, 2015
File No. 0-25097

Dear Mr. Spirgel:

We are counsel to Orbital Tracking Corp. (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated February 19, 2015 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to Form 8-K filed on February 10, 2015 (the “Form 8-K/A”).  Set forth below are the Company’s responses to the Staff’s comments.  For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

We may pursue strategic transactions in the future…, page 7

1.
In your response to prior comment 4, you seem to suggest that it is unlikely that you will remain in the satellite communication business if you are not successful in your negotiations to merge with GTCL.  Please confirm or clarify in your response.  Also please clarify the specific business reasons for this plan to acquire or be acquired by GTCL and explain whether these plans were closely tied to the original asset purchase agreement and license agreement with GTC.  In this connection, please clarify why David Phipps has agreed to work as a consultant for the company without compensation.

Response:

As discussed telephonically with Gregory Dundas, the Company completed the acquisition of GTCL on February 19, 2015.  During the ensuing period between initial acquisition of GTC’s business related to the Globalstar Contracts and Globalstar Appliques, the Company undertook steps towards a potential acquisition of Mr. Phipp’s business GTCL, including due diligence which included ascertaining the auditability of GTCL’s books and records in accordance with GAAP.  At closing, Mr. Phipps became President of Orbital Satcom Corp., a wholly-owned subsidiary of the Company, pursuant to an employment agreement.  Accordingly, the consulting agreement without compensation was an interim arrangement which has terminated.  In light of the foregoing and the comprehensive additional disclosure under Item 1.01 and 2.01 of Form 8-K to be filed with the SEC within the required period, we do not believe further amendment to the Company’s Current Report on From 8-K originally filed on December 16, 2014 as amended January 21, 2015 and February 10, 2015, would provide meaningful additional information to investors.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,
/s/ Harvey J. Kesner
Harvey J. Kesner